Clover Leaf Capital Corp.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

VIA EDGAR

July 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
Angela Lumley
Brian Fetterolf
Mara Ransom

Re:	Clover Leaf Capital Corp.
Amendment No. 7 to Registration Statement on Form S-4
Filed June 26, 2024
File No. 333-274851

Ladies and Gentlemen:

Clover Leaf Capital Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 1, 2024 relating to the Amendment No. 7 to Registration Statement on Form S-4, submitted by the Company to the Commission on June 26, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 8 to the Registration Statement, which is being submitted to the Commission contemporaneously with the submission of this letter.

Summary of the Proxy Statement/Prospectus

Clover Leaf Nasdaq Listing, page 13

1.	We note your preliminary proxy statement filed June 25, 2024, which seeks to extend the date that you must consummate your initial business combination from July 22, 2024 to October 22, 2024. We further note that you amended the business combination agreement so as to change the outside date from July 22, 2024 to August 30, 2024. Here or in another place in your prospectus summary, as appropriate, please revise to explain that the proposed termination deadline of October 22, 2024 and the amended outside date of August 30, 2024 contemplate a timeline for your business combination that do not comply with Nasdaq IM-5101-2, or advise, and disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from Nasdaq, similar to the risk factor entitled “The Charter Extension contemplated by the Extension Amendment Proposal contravenes Nasdaq rules . . . ,” which we note you include on page 14 of your preliminary proxy statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 14–15 and 38 of the Registration Statement to include the requested information.

Item 21. Exhibits and Financial Statements Schedules., page II-2

2.	To the extent that the resale prospectus contemplates offering 30% (as opposed to 20%) of the Merger Consideration as part of the Digital Ally Distribution, please revise to update Exhibit 5.1 and 107. In this regard, both the legal opinion and filing fee table continue to indicate that you contemplate an offering of 20% of the Merger Consideration.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated Exhibit 5.1 and 107 accordingly.

General

3.	With respect to the Digital Ally Distribution, revise to select the percentage and quantify the number of shares you are registering in the distribution on page 210 consistent with Item 501(b)(2) of Regulation S-K, which requires you to state the amount of securities offered at this time.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page and pages v, x, xxi, 2, 57, 95, 100, 187, 212, and 216 of the Registration Statement to include the requested information.

4.	We note your revised disclosure that “Digital Ally intends to effect the Digital Ally Distribution by making a pro rata in-kind distribution of the securities to its stockholders and certain warrantholders pursuant to the registration statement…” Please elaborate upon the identity of the “certain” warrantholders, including the terms of such warrants, number of warrantholders and amount of warrants that will be part of the distribution and why only “certain” of your outstanding warrants will be participating in the distribution. Provide us with your analysis as to how the distribution continues to be a “pro rata in kind,” when it no longer appears that you are providing equal value because you have introduced a new class of securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages iv, xix, 11, 37 and 216 of the Registration Statement.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Clover Leaf Capital Corp.

By:	/s/ Felipe MacLean
Name:	Felipe MacLean
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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